2005 Market Street, Suite 2600 Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

February 8, 2023

Via EDGAR Transmission
Mindy Rotter, Esq., CPA
Division of Investment Management
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
New York Regional Office
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

Re:	Sarbanes-Oxley Review of Shareholder Reports for Various Delaware Funds by Macquarie® Registrants

Dear Ms. Rotter:

On behalf of each of the Delaware Funds by Macquarie registrants listed on Appendix A hereto (each a “Registrant” and collectively, the “Registrants”), the following are the Registrants’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically on August 31, 2022 with respect to each Registrant’s most recent shareholder reports (each, a “Shareholder Report” and collectively, the “Shareholder Reports”).  Each Staff comment is summarized below, followed by the response of the Registrant(s) to the comment.

1.	Comment: Please confirm EDGAR has been updated to reflect Fund name changes and share classes that are no longer active.

Response: The Registrants are in the process of updating EDGAR to reflect Fund name changes and inactive share classes, as applicable, for the Registrants listed on Appendix A.

2.
Comment: The below listed Funds reported high portfolio turnover in their respective financial highlights. Please explain if active and frequent trading is part of the Fund’s principal investment strategy, and if yes, why an applicable risk is not included as a principal risk in the summary prospectus.

	•	Delaware Ivy Energy Fund
	•	Delaware Ivy Natural Resources Fund
	•	Delaware Global Value Equity Fund
	•	Delaware Ivy International Value Fund

Response: None of the Funds uses active and frequent trading as a principal investment strategy.  The higher one-year portfolio turnover rates were due to changes in investment strategies and portfolio managers in November 2021 for the Delaware Ivy Natural Resources Fund and Delaware Global Value

Mindy Rotter
February 8, 2023

Equity Fund; to a change in portfolio managers in November 2021 for the Delaware Climate Solutions Fund (formerly, the Delaware Ivy Energy Fund); and to a change in portfolio managers and sub-advisers for the Delaware Ivy International Value Fund.

3.
Comment: The audit opinions for the Delaware Healthcare Fund and the Delaware Small Cap Growth Fund are each dated May 31, 2022 which is more than 60 days after the Funds’ March 31 fiscal year ends. The Staff notes that Rule 30e-1(c) under the Investment Company Act of 1940, as amended (“1940 Act”), states that when transmitting reports to shareholders, “[e]ach report shall be transmitted within 60 days after the close of the period for which such report is being made.” (Emphasis added.)

The Staff also notes that reliance on Rule 0-3 under the Securities Exchange Act of 1934 which indicates that filings with due dates that fall on a Saturday, Sunday or holiday are still in compliance when filed on the next business day applies to filings, not to “transmitting reports to shareholders” such as annual and semi-annual reports required to be transmitted within 60 days. The Staff maintains that with respect to transmitting reports to shareholders, if the 60th day falls on a Saturday, Sunday or holiday, the report may have to be transmitted earlier than the 60th day to be in compliance with Rule 30e-1(c).

Please explain whether the Registrants will be updating their controls to ensure that future N-CSR or N-CSRS filings are transmitted on a timely basis as outlined above.

Response: The Registrants will review their controls and will make changes to ensure that shareholder reports are transmitted within 60 days of their fiscal year ends, which may require transmission earlier than the 60th day to be in compliance with Rule 30e-1(c) if the 60th days falls on a weekend or holiday.

4.
Comment: The report of independent registered public accounting firm contained in the September 2021 annual shareholder report for the Delaware Ivy High Income Opportunities Fund notes “our procedures included confirmation of securities owned as of June 30, 2021.” However, the Fund’s fiscal year end is September 30. Please correct the opinion and file an amended N-CSR as soon as possible.

Response: The requested change will be made and an amended N-CSR will be filed reflecting the correction of the error. The Registrant anticipates filing an amended N-CSR by February 28, 2023.

5.
Comment: The report of independent registered public accounting firm contained in the annual shareholder report for the Ivy Funds’ fiscal year end March 31, 2022 misstated the money market fund name.  Please correct the report and refile.

Response: The requested change will be made. The Registrant anticipates filing an amended N-CSR to reflect the revision by February 28, 2023.

6.
Comment: For the Funds listed as 1-27, 75-81 and 86-88 on Appendix A, Item 2 on their Forms N-CSR notes that the applicable Registrant has adopted a code of ethics that applies to its principal executive officer, principal financial offer, principal accounting officer or controller, or persons performing similar functions, a copy of which has been posted on the Funds’ website.  Supplementally, please explain where the business code of ethics is located, including a web link.

Response: The business code of ethics can be accessed by clicking on Additional Information/Business ethics at the bottom of the mutual funds’ home page on the delawarefunds.com website.  The direct link is: https://www.delawarefunds.com/about/business-ethics.

Mindy Rotter
February 8, 2023

7.
Comment: During the previous Sarbanes-Oxley review of the Ivy Funds, the staff requested confirmation that the Delaware Ivy Asset Strategy Fund apply Financial Accounting Standards Board Accounting Standards Codification 850 (“FASB 850”), and that the Fund file Form 40-33, with respect to a stockholders’ derivative action. The correspondence confirmed that the Fund complied with FASB 850, but acknowledged that it had not filed the Form 40-33 and undertook to do so as soon as possible. Please provide the link to the firm filing in EDGAR and the specific date the form was filed.

Response: The Registrant did not file Form 40-33, which request was made prior to the Fund becoming part of the Delaware Funds by Macquarie complex. The Registrant filed the Form on February 1, 2023.

8.
Comment: Please explain how the Macquarie Emerging Markets Portfolio II meets diversification requirements under the 1940 Act considering that individual investments representing more than 5% of its total assets are greater than 25% of its total assets.

Response:  Fund management has reviewed the schedule of investments in the Fund’s October 2021 annual report.  At the time of the report, certain individual investments exceeded 5% of the Fund’s total assets due to their appreciation in value after purchase by the Fund. Accordingly, the Registrant believes that the Fund’s portfolio was diversified at the end of the reporting period for the October 2021 annual report.

9.
Comment: The annual report for the Funds listed below identify them as non-diversified within the meaning of the 1940 Act; however, each Fund appears to be operating as a diversified fund. If a Fund has been operating as a diversified fund for more than three years, please confirm that such Fund will solicit shareholder approval prior to resuming operations as a non-diversified Fund.

	•	Delaware Ivy High Income Opportunities Fund
	•	Delaware Ivy VIP Natural Resources
	•	Delaware Ivy VIP Science and Technology
	•	Delaware Ivy Emerging Markets Local Currency Debt Fund
	•	Delaware Ivy LaSalle Global Real Estate Fund
	•	Delaware Ivy Natural Resources Fund

Response: The Registrants’ investment risk group has confirmed that the Delaware Ivy VIP Science and Technology, Delaware Ivy Emerging Markets Local Currency Debt Fund and Delaware Ivy LaSalle Global Real Estate Fund have operated as non-diversified for all, or parts, of the past three years.  The Registrant confirms that if a previously non-diversified Fund has been operating continuously as a diversified Fund for three or more years, shareholder approval will be sought before converting back to a non-diversified Fund.

10.
Comment: The Statement of Assets and Liabilities in the 2021 annual report for the Delaware Ivy Accumulative Fund disclosed securities lending activities. However, the Fund’s Form N-CEN filed on September 3, 2021 did not disclose that the Fund lent securities. Please explain this discrepancy.

Response: Management Investment Record: 2 for Delaware Ivy Accumulative Fund shows that it responded affirmatively to Item C.6.b, indicating that the Fund had lent portfolio securities during the reporting period.  Therefore, the Registrant does not believe there is a discrepancy between the Fund’s annual report and Form N-CEN disclosures.

Mindy Rotter
February 8, 2023

11.
Comment: The Notes to the Financial Statements in the 2021 annual report for the Delaware Ivy Wilshire Global Allocation Fund disclosed reimbursement for costs of defense of a derivatives action.  The staff notes that on the Form N-CEN for the period ended June 30, 2021, which was filed on September 3, 2021, the Registrant responded “no” to Item B.11.b regarding legal proceedings. Please explain this discrepancy.

Response: Item B.11.b asks if any proceeding previously reported has been terminated.  Because the derivative action described in the Fund’s Notes to Financial Statements was not material it had not been previously reported on Form N-CEN, Item B.11.a.  Accordingly, the Registrant responded in the negative to Item B.11.b. The reason that the reimbursement payment was reported in the Notes was because the payment flowed through to the Fund’s financial statements and an explanation was required by GAAP, not because the litigation was material.

12.
Comment: In their annual report, the Funds listed below noted that their Board of Trustees had approved the Funds’ liquidation. Please confirm whether the liquidations have occurred and provide specifics relating to said liquidations. If not, please provide the estimated date of liquidation. If there are other funds to be liquidated, please disclose same.

	•	Delaware Ivy VIP Global Bond
	•	Delaware Ivy VIP Government Money Market
	•	Delaware Ivy Cash Management Fund
	•	Delaware Ivy ProShares Interest Rate Hedged High Yield Index Fund
	•	Delaware Ivy ProShares MSCI ACWI Index Fund
	•	Delaware Ivy ProShares Russell 2000 Dividend Growers Index Fund
	•	Delaware Ivy ProShares S&P 500 Bond Index Fund

Response: The Registrants confirm that the Funds have liquidated following Board approval, notice to shareholders, the orderly liquidation of the Funds’ portfolios and the pro rata distribution of the proceeds to shareholders.  In addition, the Macquarie Emerging Markets Portfolio II was liquidated effective June 30, 2022 following the same process as with the above listed Funds.  Finally, the Board has approved the liquidation of the Macquarie Emerging Markets Portfolio and the Macquarie Labor Select International Equity Portfolio.  These Portfolios will also follow the same liquidation process as noted for the above listed Funds. The Macquarie Labor Select International Equity Portfolio was liquidated on December 8, 2022 and the Registrant anticipates completing the liquidation of the Macquarie Emerging Markets Portfolio by the end of the first quarter of 2023.

13.
Comment: The staff noted that the Form N-CEN filings for the Registrants listed below indicated that there was a change in accountants.  The staff, however, did not see an “agreement letter” from the Funds’ predecessor auditor attached as an exhibit to Item 13(a)(4) in Form N-CSR. Please refer to Dear CFO letter 1998-04 for the disclosure requirements regarding a change in auditor and amend the filings accordingly.

	•	Delaware Ivy High Income Opportunities Fund (FYE 9/30/2021; report filed 12/2/2021)
	•	Ivy Funds (FYE 6/30/21; report filed 9/3/2021)
	•	Ivy Variable Insurance Portfolios (FYE 12/31/2021; report filed 3/10/2022)
	•	InvestEd Portfolios (FYE 12/31/2021; report filed 3/10/2022)

Mindy Rotter
February 8, 2023

Response: The foregoing Registrants will amend their applicable Form N-CSR filings to include the predecessor’s auditor agreement letter as an exhibit. The Registrants anticipate filing amended N-CSRs by February 28, 2023.

14.
Comment: A review of the Funds’ applicable annual reports on Form N-CSR showed that they had not included the required disclosure concerning the operation of their liquidity risk management program. This comment applies to all of the Funds listed on Appendix A except for the following:  Delaware Ivy Accumulative Fund, Delaware Ivy Wilshire Global Allocation Fund, Macquarie Emerging Markets Portfolio, Macquarie Emerging Markets Portfolio II Fund, Macquarie Labor Select International Equity Portfolio Fund, Delaware Global Listed Real Assets Fund, Macquarie High Yield Bond Portfolio Fund, Macquarie Core Plus Bond Portfolio Fund, and Macquarie Large Cap Value Portfolio Fund. Please explain why the disclosure was not included.

Response:  The liquidity risk management program statement is included under the “Other information” section in the Ivy Variable Insurance Portfolios’ semi-annual report for the period ended June 30, 2021;  in the Healthcare, Smid Cap Core and Small Cap Growth Funds’ semi-annual reports for the period ended September 30, 2021; in the Delaware Limited-Term Diversified Income Fund’s semi-annual report dated June 30, 2021; and in the Delaware Tax-Free New Jersey and Delaware Tax-Free Oregon Funds’ semi-annual report dated June 30, 2021.  In addition, for 2022, the liquidity risk management disclosure for the Ivy Funds was moved from the annual/semi-annual reports for the period ended March 31 to the annual/semi-annual reports for the period ended September 30 due to the timing of the reporting to the Board on the operation of the program.  Finally, the Delaware Ivy High Income Opportunities Fund and Macquarie Global Infrastructure Total Return Fund, Inc. do not include liquidity risk management program disclosure because both Funds are closed-end funds and are not required to comply with Rule 22e-4.

15.
Comment: Explain supplementally whether the Registrants’ Board of Trustees/Directors has received an annual written report from the Registrants’ Liquidity Risk Management Program administrator that addresses the operation of the program and assesses its adequacy and effectiveness of implementation, and any material changes to the program as required by Rule 22e-4(b)(2)(iii) under the 1940 Act. This applies to all of the funds except the following: Delaware Ivy Accumulative Fund, Delaware Ivy Wilshire Global Allocation Fund, Macquarie Emerging Markets Portfolio, Macquarie Emerging Markets Portfolio II Fund, Macquarie Labor Select International Equity Portfolio Fund, Delaware Global Listed Real Assets Fund, Macquarie High Yield Bond Portfolio Fund, Macquarie Core Plus Bond Portfolio Fund, and Macquarie Large Cap Value Portfolio Fund.

Response: The Registrants so confirm.

16.
Comment: Explain why the performance numbers for the “Fund at net asset value” and “Fund at market price” as disclosed in the manager’s discussion of Fund performance for the Delaware Ivy High Income Opportunities Fund do not agree with the numbers in the Fund’s portfolio highlights and financial highlights sections of its annual report.

Response: The performance numbers shown in the manager’s discussion of Fund performance and its portfolio highlights and financial highlights should be the same; however, the incorrect performance numbers were the ones included in the manager’s discussion of Fund performance, not in the portfolio highlights or financial highlights.  The Registrant will ensure that the performance numbers used in future reports are used consistently throughout the reports.

Mindy Rotter
February 8, 2023

17.
Comment: The “Other liabilities” line item in the Statement of Assets and Liabilities appears to be significant. Please confirm that any significant liabilities have been disclosed and broken out as required by Regulation S-X Rule 6-01.  In the future, ensure that significant liabilities are separately broken out in the Statement of Assets of Liabilities. Examples of Funds with significant “Other liabilities” (i.e., in excess of 40% of “Total liabilities”) include the following but confirm for all Funds:

	•	Delaware Ivy VIP Asset Strategy
	•	Delaware Ivy VIP Balanced
	•	Delaware Ivy VIP Energy
	•	Delaware Ivy VIP Growth
	•	Delaware Ivy VIP Smid Cap Core
	•	Delaware Ivy VIP Core Equity
	•	Delaware Ivy VIP Global Growth
	•	Delaware Ivy VIP Pathfinder Moderate - Managed Volatility

Response: The Registrant confirms that there were not any significant individual liabilities that should have been broken out on as an individual line-item under the “Liabilities” section of each Fund’s Statement of Assets and Liabilities consistent with the requirements of Regulation S-X.  The Registrant further confirms that any significant individual liabilities will be broken out as a separate line-item in future shareholder reports.

18.
Comment: The Statement of Assets and Liabilities in several Funds’ annual reports noted the payment of legal fees to affiliates. Please explain what these fees represent and explain the differences between payments to affiliates and non-affiliates.  Examples of Funds that made these payments include:

	•	Delaware Ivy Smid Cap Core Fund
	•	Delaware Ivy Small Cap Growth Fund
	•	Delaware Ivy Value Fund
	•	Delaware Ivy Systematic Emerging Markets Equity Fund

Response: The advisory agreements between the Funds and Delaware Management Company (“DMC”) include a provision that allocates to the Funds the cost of certain expenses associated with the provision of legal services to the Funds by DMC personnel.  These are separate and distinct from the expenses associated with legal services provided by external counsel.

19.
Comment: According to the statement of changes in net assets, Delaware Limited-Term Diversified Income Fund had a return of capital distribution. Please confirm supplementally that there is no reference to yield or dividends when describing distributions that may contain return of capital in marketing, financial statement disclosures, or website disclosures.

Response: The Registrant confirms that disclosures concerning Fund distributions distinguish between distributable earnings and returns of capital.

Mindy Rotter
February 8, 2023

* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Dan Geatens
Phil Shipp
Macquarie Investment Management

Mindy Rotter
February 8, 2023

APPENDIX A

Count	Series ID	FYE	File #	Series Name	Registrant Name
1	S000011242	3/31/2022	811-06569	Delaware Ivy Energy Fund	IVY FUNDS
2	S000040037	3/31/2022	811-06569	Delaware Ivy LaSalle Global Real Estate Fund	IVY FUNDS
3	S000024838	3/31/2022	811-06569	Delaware Ivy Natural Resources Fund	IVY FUNDS
4	S000006285	3/31/2022	811-06569	Delaware Ivy Science and Technology Fund	IVY FUNDS
5	S000024830	3/31/2022	811-06569	Delaware Ivy Securian Real Estate Securities Fund	IVY FUNDS
6	S000006283	3/31/2022	811-06569	Delaware Ivy Asset Strategy Fund	IVY FUNDS
7	S000024823	3/31/2022	811-06569	Delaware Ivy Balanced Fund	IVY FUNDS
8	S000006288	3/31/2022	811-06569	Delaware Ivy Core Equity Fund	IVY FUNDS
9	S000024837	3/31/2022	811-06569	Delaware Ivy Global Bond Fund	IVY FUNDS
10	S000006291	3/31/2022	811-06569	Delaware Ivy Large Cap Growth Fund	IVY FUNDS
11	S000006293	3/31/2022	811-06569	Delaware Ivy Mid Cap Growth Fund	IVY FUNDS
12	S000046881	3/31/2022	811-06569	Delaware Ivy Mid Cap Income Opportunities Fund	IVY FUNDS
13	S000024831	3/31/2022	811-06569	Delaware Ivy Small Cap Core Fund (changed to Delaware Ivy Smid Cap Core Fund)	IVY FUNDS
14	S000006286	3/31/2022	811-06569	Delaware Ivy Small Cap Growth Fund	IVY FUNDS
15	S000024832	3/31/2022	811-06569	Delaware Ivy Value Fund	IVY FUNDS
16	S000006294	3/31/2022	811-06569	Delaware Ivy Government Money Market Fund	IVY FUNDS
17	S000006289	3/31/2022	811-06569	Delaware Ivy High Income Fund	IVY FUNDS
18	S000006292	3/31/2022	811-06569	Delaware Ivy Limited-Term Bond Fund	IVY FUNDS
19	S000006284	3/31/2022	811-06569	Delaware Ivy Municipal Bond Fund	IVY FUNDS
20	S000025600	3/31/2022	811-06569	Delaware Ivy Municipal High Income Fund	IVY FUNDS
21	S000024833	3/31/2022	811-06569	Delaware Ivy Securian Core Bond Fund (changed to Delaware Ivy Core Bond Fund)	IVY FUNDS
22	S000024829	3/31/2022	811-06569	Delaware Ivy Emerging Markets Equity Fund (changed to Delaware Ivy Systematic Emerging Markets Equity Fund)	IVY FUNDS
23	S000037255	3/31/2022	811-06569	Delaware Ivy Global Equity Income Fund (changed to Delaware Global Value Equity Fund)	IVY FUNDS
24	S000024824	3/31/2022	811-06569	Delaware Ivy Global Growth Fund	IVY FUNDS
25	S000024840	3/31/2022	811-06569	Delaware Ivy International Core Equity Fund	IVY FUNDS
26	S000024834	3/31/2022	811-06569	Delaware Ivy Pzena International Value Fund (changed to Delaware Ivy International Value Fund)	IVY FUNDS
27	S000024826	3/31/2022	811-06569	Delaware Ivy Managed International Opportunities Fund	IVY FUNDS
28	S000058120	6/30/2021	811-06569	Delaware Ivy Accumulative Fund	IVY FUNDS
29	S000058121	6/30/2021	811-06569	Delaware Ivy Wilshire Global Allocation Fund	IVY FUNDS
30	CEF0003449	9/30/2021	811-22800	Delaware Ivy High Income Opportunities Fund	Delaware Ivy High Income Opportunities Fund
31	S000051066	9/30/2021	811-06569	Delaware Ivy Apollo Multi-Asset Income Fund (changed to Delaware Ivy Multi-Asset Income Fund)	IVY FUNDS

Mindy Rotter
February 8, 2023

32	S000051065	9/30/2021	811-06569	Delaware Ivy Apollo Strategic Income Fund (changed to Delaware Ivy Strategic Income Fund)	IVY FUNDS
33	S000055249	9/30/2021	811-06569	Delaware Ivy California Municipal High Income Fund	IVY FUNDS
34	S000058124	9/30/2021	811-06569	Delaware Ivy Cash Management Fund	IVY FUNDS
35	S000058122	9/30/2021	811-06569	Delaware Ivy Corporate Bond Fund	IVY FUNDS
36	S000056903	9/30/2021	811-06569	Delaware Ivy Crossover Credit Fund	IVY FUNDS
37	S000058123	9/30/2021	811-06569	Delaware Ivy Government Securities Fund	IVY FUNDS
38	S000056044	9/30/2021	811-06569	Delaware Ivy International Small Cap Fund	IVY FUNDS
39	S000043807	9/30/2021	811-06569	Delaware Ivy Pictet Emerging Markets Local Currency Debt Fund (changed to Delaware Ivy Emerging Markets Local Currency Debt Fund)	IVY FUNDS
40	S000052348	9/30/2021	811-06569	Delaware Ivy Pictet Targeted Return Bond Fund (changed to Delaware Ivy Total Return Bond Fund)	IVY FUNDS
41	S000057669	9/30/2021	811-06569	Delaware Ivy PineBridge High Yield Fund (changed to Delaware Ivy High Yield Fund)	IVY FUNDS
42	S000057250	9/30/2021	811-06569	Delaware Ivy ProShares Interest Rate Hedged High Yield Index Fund	IVY FUNDS
43	S000057252	9/30/2021	811-06569	Delaware Ivy ProShares MSCI ACWI Index Fund	IVY FUNDS
44	S000057249	9/30/2021	811-06569	Delaware Ivy ProShares Russell 2000 Dividend Growers Index Fund	IVY FUNDS
45	S000057251	9/30/2021	811-06569	Delaware Ivy ProShares S&P 500 Bond Index Fund	IVY FUNDS
46	S000057248	9/30/2021	811-06569	Delaware Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	IVY FUNDS
47	S000006224	12/31/2021	811-05017	Delaware Ivy VIP Asset Strategy	Ivy Variable Insurance Portfolios
48	S000006235	12/31/2021	811-05017	Delaware Ivy VIP Balanced	Ivy Variable Insurance Portfolios
49	S000011749	12/31/2021	811-05017	Delaware Ivy VIP Energy	Ivy Variable Insurance Portfolios
50	S000006241	12/31/2021	811-05017	Delaware Ivy VIP Growth	Ivy Variable Insurance Portfolios
51	S000006242	12/31/2021	811-05017	Delaware Ivy VIP High Income	Ivy Variable Insurance Portfolios
52	S000006225	12/31/2021	811-05017	Delaware Ivy VIP International Core Equity	Ivy Variable Insurance Portfolios
53	S000006228	12/31/2021	811-05017	Delaware Ivy VIP Mid Cap Growth	Ivy Variable Insurance Portfolios

Mindy Rotter
February 8, 2023

54	S000006240	12/31/2021	811-05017	Delaware Ivy VIP Natural Resources	Ivy Variable Insurance Portfolios
55	S000006232	12/31/2021	811-05017	Delaware Ivy VIP Science and Technology	Ivy Variable Insurance Portfolios
56	S000006233	12/31/2021	811-05017	Delaware Ivy VIP Small Cap Growth	Ivy Variable Insurance Portfolios
57	S000006234	12/31/2021	811-05017	Delaware Ivy VIP Small Cap Core (changed to Delaware Ivy VIP Smid Cap Core)	Ivy Variable Insurance Portfolios
58	S000006238	12/31/2021	811-05017	Delaware Ivy VIP Core Equity	Ivy Variable Insurance Portfolios
59	S000006237	12/31/2021	811-05017	Delaware Ivy VIP Corporate Bond	Ivy Variable Insurance Portfolios
60	S000029765	12/31/2021	811-05017	Delaware Ivy VIP Global Bond	Ivy Variable Insurance Portfolios
61	S000006239	12/31/2021	811-05017	Delaware Ivy VIP Global Equity Income	Ivy Variable Insurance Portfolios
62	S000006243	12/31/2021	811-05017	Delaware Ivy VIP Global Growth	Ivy Variable Insurance Portfolios
63	S000029766	12/31/2021	811-05017	Delaware Ivy VIP Limited-Term Bond	Ivy Variable Insurance Portfolios
64	S000006231	12/31/2021	811-05017	Delaware Ivy VIP Securian Real Estate Securities	Ivy Variable Insurance Portfolios
65	S000006236	12/31/2021	811-05017	Delaware Ivy VIP Value	Ivy Variable Insurance Portfolios
66	S000020588	12/31/2021	811-05017	Delaware Ivy VIP Pathfinder Aggressive	Ivy Variable Insurance Portfolios
67	S000020592	12/31/2021	811-05017	Delaware Ivy VIP Pathfinder Conservative	Ivy Variable Insurance Portfolios
68	S000020590	12/31/2021	811-05017	Delaware Ivy VIP Pathfinder Moderate	Ivy Variable Insurance Portfolios
69	S000020589	12/31/2021	811-05017	Delaware Ivy VIP Pathfinder Moderately Aggressive	Ivy Variable Insurance Portfolios
70	S000020591	12/31/2021	811-05017	Delaware Ivy VIP Pathfinder Moderately Conservative	Ivy Variable Insurance Portfolios

Mindy Rotter
February 8, 2023

71	S000041732	12/31/2021	811-05017	Delaware Ivy VIP Pathfinder Moderate - Managed Volatility	Ivy Variable Insurance Portfolios
72	S000041733	12/31/2021	811-05017	Delaware Ivy VIP Pathfinder Moderately Aggressive - Managed Volatility	Ivy Variable Insurance Portfolios
73	S000041734	12/31/2021	811-05017	Delaware Ivy VIP Pathfinder Moderately Conservative - Managed Volatility	Ivy Variable Insurance Portfolios
74	S000006229	12/31/2021	811-05017	Ivy VIP Government Money Market (changed to Delaware Ivy VIP Government Money Market)	Ivy Variable Insurance Portfolios
75	S000018873	3/31/2022	811-04413	Delaware Healthcare Fund	DELAWARE GROUP EQUITY FUNDS IV
76	S000054164	3/31/2022	811-04413	Delaware Small Cap Growth Fund	DELAWARE GROUP EQUITY FUNDS IV
77	S000003914	3/31/2022	811-04413	DELAWARE SMID CAP GROWTH FUND	DELAWARE GROUP EQUITY FUNDS IV
78	S000003940	10/31/2021	811-06322	Macquarie Emerging Markets Portfolio	DELAWARE POOLED TRUST
79	S000025841	10/31/2021	811-06322	Macquarie Emerging Markets Portfolio II	DELAWARE POOLED TRUST
80	S000003929	10/31/2021	811-06322	Macquarie Labor Select International Equity Portfolio	DELAWARE POOLED TRUST
81	S000003937	10/31/2021	811-06322	Delaware Global Listed Real Assets Fund	DELAWARE POOLED TRUST
82	S000003942	10/31/2021	811-06322	Macquarie High Yield Bond Portfolio	DELAWARE POOLED TRUST
83	S000003939	10/31/2021	811-06322	Macquarie Core Plus Bond Portfolio	DELAWARE POOLED TRUST
84	S000003931	10/31/2021	811-06322	Macquarie Large Cap Value Portfolio	DELAWARE POOLED TRUST
85	CEF0004092	11/30/2021	811-21765	Macquarie Global Infrastructure Total Return Fund Inc.	Macquarie Global Infrastructure Total Return Fund Inc.
86	S000002397	12/31/2021	811-03363	DELAWARE LIMITED-TERM DIVERSIFIED INCOME FUND	DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS
87	S000065934	12/31/2021	811-03363	Delaware Tax-Free New Jersey Fund	DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS
88	S000065936	12/31/2021	811-03363	Delaware Tax-Free Oregon Fund	DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS